Table of ContentsExhibit 99.1

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019, the manner in which it accounts for revenues from contracts with customers in 2018 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control

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over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved  our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment for the Glass Packaging North America Cash Generating Unit

As described in Note 2 and Note 9 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,682 million at December 31, 2020. The goodwill associated with the Glass Packaging North America Cash Generating Unit (“CGU”) was $560 million and the recoverable amount was $86 million in excess of this. The Company performs its impairment test of goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred. If an impairment indicator exists for a CGU, the Company establishes the recoverable amount being the higher of the value in use (“VIU”) model and fair value less costs of disposal (“FVLCD”) model when compared to the carrying value of the CGU. At December 31, 2020, Management has determined the recoverable amount of the Glass Packaging North America CGU by assessing the FVLCD of the underlying assets using a market approach, on the basis that this gave a higher recoverable amount than an assessment based on Value in Use. Management’s FVLCD calculations for the Glass Packaging North America CGU included significant estimates and assumptions relating to projected revenue volumes, cost savings and the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective. The market participant projected adjusted EBITDA was then multiplied by a multiple based on comparable companies.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment for the Glass Packaging North America CGU is a critical audit matter are first, that there was significant judgment exercised by management when developing the recoverable amount of the CGU and second, the limited excess of recoverable amount in the impairment model. This in turn led to a high degree of auditor judgment, subjectivity, and

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effort in performing procedures to evaluate management’s FVLCD calculations and significant assumptions, including projected revenue volumes, cost savings, the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective, and the EBITDA multiple used in the impairment test. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over management’s budgeting process used in the valuation of the Glass Packaging North America CGU and over the FVLCD model. These procedures also included, among others, testing management’s process for developing the recoverable amount; testing the completeness, accuracy, and relevance of the model,the underlying data used in the calculations and management’s disclosures; and evaluating the significant estimates used by management, including the projected revenue volumes, cost savings, the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective, and the EBITDA multiple applied in the impairment calculation. Evaluating management’s estimates involved (i) performing a retrospective comparison of forecasted results to actual past performance, (ii) comparing significant estimates to external market and industry data, and (iii) assessing whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the EBITDA multiple.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 24, 2021

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting requirements in 2017. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessors.

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Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2020			Year ended December 31, 2019			Year ended December 31, 2018
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4			Note 4
Revenue	3	6,731	—	6,731	6,660	—	6,660	6,676	—	6,676
Cost of sales		(5,679)	(19)	(5,698)	(5,595)	(2)	(5,597)	(5,623)	(108)	(5,731)
Gross profit		1,052	(19)	1,033	1,065	(2)	1,063	1,053	(108)	945
Sales, general and administration expenses		(350)	(31)	(381)	(311)	(51)	(362)	(300)	(17)	(317)
Intangible amortization and impairment	9	(235)	(8)	(243)	(233)	—	(233)	(237)	(186)	(423)
Operating profit		467	(58)	409	521	(53)	468	516	(311)	205
Net finance expense	5	(264)	(74)	(338)	(456)	(203)	(659)	(457)	(22)	(479)
Share of post-tax loss in equity accounted joint venture	12	(33)	(15)	(48)	(10)	(39)	(49)	—	—	—
Profit/(loss) before tax		170	(147)	23	55	(295)	(240)	59	(333)	(274)
Income tax charge	6	(63)	53	(10)	(41)	(3)	(44)	(67)	49	(18)
Profit/(loss) from continuing operations		107	(94)	13	14	(298)	(284)	(8)	(284)	(292)
Profit from discontinued operation	25	–	22	22	215	1,527	1,742	211	(13)	198
Profit/(loss) for the year		107	(72)	35	229	1,229	1,458	203	(297)	(94)

Profit/(loss) attributable to:
Equity holders				35			1,458			(94)
Non-controlling interests				—			—			—
Profit/(loss) for the year				35			1,458			(94)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) for the year attributable to equity holders	7			$0.15			$6.17			$(0.40)

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders	7			$0.06			$(1.20)			$(1.24)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2020	2019	2018
	Note	$'m	$'m	$'m

Profit/(loss) for the year		35	1,458	(94)

Other comprehensive (expense)/income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(74)	47	75
		(74)	47	75
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		(24)	54	54
—Movement out of reserve to income statement		53	(10)	(73)
—Movement in deferred tax		(7)	1	5
		22	45	(14)
(Loss)/gain recognized on cost of hedging:
—New fair value adjustments into reserve		—	(8)	15
—Movement out of reserve		—	(12)	(2)
		—	(20)	13

Share of other comprehensive income in equity accounted joint venture	12	26	5	—

Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	21	(68)	(140)	11
—Deferred tax movement on employee benefit obligations		24	32	(1)
		(44)	(108)	10

Share of other comprehensive income in equity accounted joint venture	12	3	2	—

Total other comprehensive (expense)/income for the year		(67)	(29)	84

Total comprehensive (expense)/income for the year		(32)	1,429	(10)

Attributable to:
Equity holders		(32)	1,429	(10)
Non-controlling interests		—	—	—
Total comprehensive (expense)/income for the year		(32)	1,429	(10)

Attributable to equity holders:
Continuing operations		(54)	(312)	(173)
Discontinued operation		22	1,741	163
Total comprehensive (expense)/income for the year		(32)	1,429	(10)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2020	2019
	Note	$'m	$'m

Non-current assets
Intangible assets	9	2,756	2,884
Property, plant and equipment	10	2,945	2,677
Derivative financial instruments	20	9	4
Deferred tax assets	13	245	204
Investment in material joint venture	12	390	375
Other non-current assets	11	73	68
		6,418	6,212
Current assets
Inventories	14	923	964
Trade and other receivables	15	869	734
Contract assets	16	139	151
Derivative financial instruments	20	36	3
Cash and cash equivalents	17	1,267	614
		3,234	2,466
TOTAL ASSETS		9,652	8,678

Equity attributable to owners of the parent
Issued capital	18	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		164	165
Retained earnings		(2,326)	(2,181)
		(362)	(216)
Non-controlling interests		1	1
TOTAL EQUITY		(361)	(215)
Non-current liabilities
Borrowings	20	6,481	5,524
Lease obligations	20	283	291
Employee benefit obligations	21	811	716
Derivative financial instruments	20	26	44
Deferred tax liabilities	13	369	344
Provisions	22	55	29
		8,025	6,948
Current liabilities
Borrowings	20	14	22
Lease obligations	20	83	73
Interest payable		43	60
Derivative financial instruments	20	104	17
Trade and other payables	23	1,579	1,628
Income tax payable		115	97
Provisions	22	50	48
		1,988	1,945
TOTAL LIABILITIES		10,013	8,893
TOTAL EQUITY and LIABILITIES		9,652	8,678

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 18
At January 1, 2018 (i)	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

At January 1, 2019 (ii)	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the year	—	—	—	—	—	—	1,458	1,458	—	1,458
Other comprehensive income/(expense)	—	—	—	52	45	(20)	(106)	(29)	—	(29)
Hedging losses transferred to cost of inventory	—	—	—	—	16	—	—	16	—	16
Recycle to income statement on disposal of subsidiary (Note 25)	—	—	—	27	—	—	—	27	—	27
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2019	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)

At January 1, 2020	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)
Profit for the year	—	—	—	—	—	—	35	35	—	35
Other comprehensive (expense)/income	—	—	—	(54)	27	1	(41)	(67)	—	(67)
Hedging losses transferred to cost of inventory	—	—	—	—	25	—	—	25	—	25
Dividends paid (Note 26)	—	—	—	—	—	—	(139)	(139)	—	(139)
At December 31, 2020	23	1,292	485	111	41	12	(2,326)	(362)	1	(361)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) Retained earnings at January 1, 2018 were re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve was re-presented by $16 million, and cost of hedging reserve was re-presented to $18 million.

(ii) Retained earnings at January 1, 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 2 for further details in respect of the impact of this recently adopted accounting standard.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2020	2019	2018
	Note	$'m	$'m	$'m

Cash flows from operating activities
Cash generated from continuing operations	24	1,037	1,179	991
Interest paid		(296)	(417)	(414)
Income tax paid		(49)	(64)	(97)
Net cash from operating activities - continuing operations		692	698	480
Net cash from operating activities - discontinued operation (i)		–	141	375
Net cash from operating activities		692	839	855

Cash flows used in investing activities
Purchase of property, plant and equipment		(532)	(498)	(465)
Purchase of intangible assets		(12)	(10)	(12)
Proceeds from disposal of property, plant and equipment		1	3	10
Other non current asset investing cash flows		(3)	–	–
Investing cash flows used in continuing operations		(546)	(505)	(467)
Proceeds from disposal of discontinued operation, net of cash disposed of		32	2,539	–
Investing cash flows used in discontinued operation		–	(107)	(108)
Net cash (used in)/from investing activities		(514)	1,927	(575)

Cash flows from/(used in) financing activities
Proceeds from borrowings	20	4,068	1,806	110
Repayment of borrowings	20	(3,261)	(4,088)	(442)
Early redemption premium paid		(61)	(165)	(7)
Deferred debt issue costs paid		(39)	(14)	(5)
Lease payments	20	(93)	(78)	(4)
Dividends paid	26	(139)	(132)	(132)
Consideration received/(paid) on extinguishment of derivative financial instruments	20	–	9	(44)
Financing cash flows from/(used in) continuing operations		475	(2,662)	(524)
Financing cash flows from discontinued operation		–	–	3
Net cash inflow/(outflow) from financing activities		475	(2,662)	(521)

Net increase/(decrease) in cash and cash equivalents		653	104	(241)

Cash and cash equivalents at the beginning of the year	17	614	530	784
Exchange losses on cash and cash equivalents		–	(20)	(13)
Cash and cash equivalents at the end of the year	17	1,267	614	530

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) Operating cash flows for discontinued operation for the year ended December 31, 2019, include interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable, innovative, value-added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End-use categories include beer, wine, spirits, carbonated soft drinks (“CSD”), energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in Note 27.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the International Accounting Standards Board (“IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. (the “Board”) on February 24, 2021.

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Table of ContentsExhibit 99.1

Going concern

At the date that the audited consolidated financial statements were approved for issue by the board of directors, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these audited consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, December 31, 2021. In particular, the Board has considered the impact of COVID-19 and measures to prevent its spread being imposed by Governments in the countries in which the Group, its suppliers and its customers operate as previously referred to. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and as a result it is the Board’s judgment that it is appropriate to prepare the audited consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2020 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

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(iii)	Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

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Table of ContentsExhibit 99.1

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Joint ventures

The Group participates in a number of joint ventures where control is shared with one or more other parties. The Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. The Group uses the equity method of accounting to account for its joint ventures. See Note 12 “Investment in material joint venture” to the consolidated financial statements.

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of the business, geographical area of operations or is material to revenue or operating profit and has been disposed of or is held for sale. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest period presented. Cash flows relating to discontinued operations are presented as a separate line item within each of the operating, investing and financing cash flow.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	5	-	15	years

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(i)	Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii)	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii)	Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv)	Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

Effective January 1, 2019 on adoption of IFRS 16

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

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Effective prior to adoption of IFRS 16 on January 1, 2019

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non-financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Effective January 1, 2018 on adoption of IFRS 9

Trade and other receivables are recognized initially at the transaction price and are, thereafter measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which an allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(ii)	Securitized assets

The Group has entered into securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Contract assets

Contract assets represent revenue required to be accelerated or recognized over time based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a

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contract asset will be recognized when there is evidence that the revenue recognized will not be recoverable. The provision is measured based on an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(iv)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits held with banks and restricted cash. Cash and cash equivalents are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortized cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group, has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

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The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. Changes in the fair value of derivatives relating to the cost of hedging are recognized in other comprehensive income.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “net finance expense”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “net finance expense”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

When a hedging instrument expires or is sold, or when a fair value hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures for valuation methods, significant estimates and assumptions (Notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (Note 20)
●	Financial instruments (including those carried at amortized cost) (Note 20)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

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The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognized immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

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Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Effective January 1, 2018 on adoption of IFRS 15

Our products include metal and glass containers primarily for food and beverage markets with consumer-driven demand. In addition to metal containers, within the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Business often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other

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costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), interest cost on leases, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing

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of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of the recoverable amounts of goodwill requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

(ii)	Lease term upon adoption of IFRS 16

Upon adoption of IFRS 16, several lease agreements included renewal and termination options. As part of the recognition of such leases, the Group assessed all facts and circumstances that created an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) were only included in the lease term if the conclusion was that the lease was reasonably certain to be renewed (or not terminated).

(iii)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 21.

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(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(vi) Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

The Group’s operating and reportable segments, which are set out below, reflect the basis on which the Group’s performance is reviewed by management and regularly presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

●	Metal Beverage Packaging Europe
●	Metal Beverage Packaging Americas
●	Glass Packaging Europe
●	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures are not material.

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) from continuing operations	13	(284)	(292)
Income tax charge (Note 6)	10	44	18
Net finance expense (Note 5)	338	659	479
Depreciation and amortization (Notes 9, 10)	688	652	599
Exceptional operating items (Note 4)	58	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	48	49	—
Adjusted EBITDA	1,155	1,173	1,115

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Segment results for the year ended December 31, 2020 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,599	1,852	1,640	1,640	6,731
Adjusted EBITDA	249	296	369	241	1,155
Capital expenditure	101	167	145	130	543
Segment assets (excluding Investment in material joint venture)	2,403	1,808	2,802	2,249	9,262

Segment results for the year ended December 31, 2019 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,556	1,816	1,613	1,675	6,660
Adjusted EBITDA	253	250	391	279	1,173
Capital expenditure	95	110	163	137	505
Segment assets (excluding Investment in material joint venture)	2,360	1,725	1,977	2,241	8,303

Segment results for the year ended December 31, 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,616	1,742	1,623	1,695	6,676
Adjusted EBITDA	270	230	358	257	1,115
Capital expenditure	103	79	151	134	467
Segment assets	2,274	1,549	1,916	2,197	7,936

No customer accounted for greater than 10% of total revenue of the Group in 2020 (2019: one; 2018: none).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2. Segment assets at December 31, 2020, in Glass Packaging Europe, include the Group’s increased cash and cash equivalents holdings. Please refer to Note 17 for more details

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended December 31,
	2020	2019	2018
Revenue	$'m	$'m	$'m
U.S.	3,011	2,974	2,911
United Kingdom	782	736	778

The revenue above is attributed to countries on a destination basis.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Non-current assets, excluding derivative financial instruments, taxes, pensions, investment in material joint venture and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 41% (2019: 40%), Germany 14% (2019: 13%) and the United Kingdom 12% (2019: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $2 million (2019: $2 million, 2018: $2 million) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2019: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,581	3	15	1,599
Metal Beverage Packaging Americas	1	1,499	352	1,852
Glass Packaging Europe	1,568	12	60	1,640
Glass Packaging North America	2	1,637	1	1,640
Group	3,152	3,151	428	6,731

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,541	5	10	1,556
Metal Beverage Packaging Americas	2	1,419	395	1,816
Glass Packaging Europe	1,554	7	52	1,613
Glass Packaging North America	–	1,674	1	1,675
Group	3,097	3,105	458	6,660

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,601	2	13	1,616
Metal Beverage Packaging Americas	1	1,339	402	1,742
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	–	1,687	8	1,695
Group	3,174	3,037	465	6,676

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Over time	2,610	2,543	2,557
Point in time	4,121	4,117	4,119
Group	6,731	6,660	6,676

Ardagh Group S.A.

Table of ContentsExhibit 99.1

4. Exceptional items

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Start-up related costs	7	13	48
Impairment - property, plant and equipment	6	5	5
Past service charge/(credit)	5	(37)	5
Restructuring and other costs	1	6	50
Legal matter	—	15	—
Exceptional items - cost of sales	19	2	108
Transaction-related and other costs	25	51	17
Restructuring and other costs	6	—	—
Exceptional items - SGA expenses	31	51	17
Impairment - other intangible assets	8	—	—
Impairment - goodwill	—	—	186
Exceptional items - impairment of intangible assets	8	—	186
Debt refinancing and settlement costs	74	200	16
Loss on derivative financial instruments	—	3	6
Exceptional items - finance expense	74	203	22
Share of exceptional items in material joint venture	15	39	—
Exceptional items from continuing operations	147	295	333
Exceptional income tax (credit)/charge	(53)	3	(49)
Exceptional items from continuing operations, net of tax	94	298	284
Exceptional items from discontinued operation, net of tax	(22)	(1,527)	13
Total exceptional charge/(credit), net of tax	72	(1,229)	297

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2020

Exceptional items of $72 million have been recognized for the year ending December 31, 2020, primarily comprising:

●	$13 million related to the Group’s capacity realignment and investment programs, including start-up related costs in Metal Beverage Packaging North America ($7 million) and property, plant and equipment impairment charges in Glass Packaging North America ($6 million).
●	$5 million pension costs recognized in Glass Packaging North America following the finalization of amendments to the pension scheme initiated in 2019.
●	$25 million transaction-related and other costs primarily comprised of costs relating to acquisition and other transactions, including professional advisory fees, and other costs related to transformation initiatives.
●	$7 million restructuring and other costs.
●	$8 million impairment of other intangible assets, following a review of the Group’s digital infrastructure and future investment plans.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in Note 20, including premium payable on the early redemption of the notes of $61 million, accelerated amortization of deferred finance costs, and interest charges from the call date to date of redemption.
●	$15 million charge from the share of exceptional items in the Trivium joint venture.
●	$53 million from tax credits including $15 million relating to U.S. tax reform and $13 million from debt refinancing and settlement costs incurred in the period as described in Note 6.
●	$22 million credit in relation to the disposal of Food & Specialty Metal Packaging business including the finalization of the completion accounts process.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

2019

Exceptional items of $1,229 million have been recognized for the year ending December 31, 2019, primarily comprising:

●	$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of a U.S. glass business legal matter.
●	$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).
●	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
●	$51 million transaction-related costs, primarily comprising costs relating to the combination of the Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.
●	$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20, and includes, premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.
●	$39 million charge from the share of exceptional items in the Trivium joint venture.
●	$3 million from tax charge, as described in Note 6.
●	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million have been recognized for the year ending December 31, 2018, primarily comprising:

●	$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million) restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a cost reduction in Metal Beverage Packaging Americas ($4 million).
●	$5 million pension service cost recognized in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization.
●	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
●	$186 million impairment of goodwill in Glass Packaging North America.
●	$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.
●	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
●	$49 million from tax credits, as described in Note 6.
●	$13 million related to exceptional items from discontinued operation, net of tax.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

5. Finance income and expense

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Senior secured and senior notes	259	367	421
Other interest expense	43	40	22
Interest expense	302	407	443
Net pension interest cost (Note 21)	14	18	16
Foreign currency translation (gain)/losses	(42)	27	8
(Gains)/loss on derivative financial instruments	(3)	9	(10)
Other finance income	(7)	(5)	—
Finance expense before exceptional items	264	456	457
Exceptional finance expense (Note 4)	74	203	22
Net finance expense	338	659	479

During the year ended December 31, 2020, the Group recognized $19 million (2019: $19 million) related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

6. Income tax

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Current tax:
Current tax for the year	78	70	73
Adjustments in respect of prior years	(64)	7	11
Total current tax	14	77	84
Deferred tax:
Deferred tax for the year	(36)	(31)	(58)
Adjustments in respect of prior years	32	(2)	(8)
Total deferred tax	(4)	(33)	(66)
Income tax charge	10	44	18

Adjustments in respect of prior years includes tax credits relating to the carry back of net operating losses in the United States as a result of the enactment from March 27, 2020 of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act, additional tax relief on finance expense, and the availability of tax credits relating to a historic divestment.

Reconciliation of income tax charge and the profit/(loss) before tax multiplied by the Group’s domestic tax rate for 2020, 2019 and 2018 is as follows:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) before tax	23	(240)	(274)

Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2019: 24.94%; 2018: 26.01%)	6	(60)	(71)
Tax losses for which no deferred income tax asset was recognized	1	32	—
Re-measurement of deferred taxes	—	(2)	1
Adjustment in respect of prior years	(32)	5	3
Income subject to state and other local income taxes	5	11	12
Income taxed at rates other than standard tax rates	5	7	5
Non-deductible items	13	48	55
Other	12	3	13
Income tax charge	10	44	18

Ardagh Group S.A.

Table of ContentsExhibit 99.1

The total income tax charge outlined above for each year includes a tax credit of $53 million in 2020 (2019 tax charge of $3 million; 2018 tax credit of $49 million) in respect of exceptional items, being the tax effect of the items set out in Note 4. The $53 million exceptional income tax credit recognized in the year ended December 31, 2020 includes a credit of $15 million relating to tax benefits arising from the CARES Act.

Non-deductible items principally relate to non-deductible interest expense in Ireland. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate (26.01% in 2018)) on earnings.

The tax charge associated with discontinued operation is recognized separately in the results of discontinued operation. See Note 25 for further details.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders	35	1,458	(94)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.3
Earnings/(loss) per share	$0.15	$6.17	($0.40)

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Earnings/(loss) from continuing operations attributable to equity holders	13	(284)	(292)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.3
Earnings/(loss) per share from continuing operations	$0.06	($1.20)	($1.24)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to Note 18 for any details of transactions involving ordinary shares for the years ended December 31, 2020 and 2019. See Note 25 for basic and diluted earnings per share from discontinued operation.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Wages and salaries	1,089	1,048	962
Social security costs	157	155	154
Defined benefit plan pension costs/(credit) (Note 21)	23	(23)	48
Defined contribution plan pension costs (Note 21)	47	40	32
Group employee costs	1,316	1,220	1,196

Ardagh Group S.A.

Table of ContentsExhibit 99.1

	At December 31,
Employees	2020	2019	2018
Production	14,528	14,463	14,666
Administration	1,915	1,877	1,986
Group	16,443	16,340	16,652

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
2019
Cost
At January 1, 2019	1,970	2,300	255	110	4,635
Additions	—	—	12	13	25
Disposal of Food & Specialty	(328)	(203)	(103)	(44)	(678)
Disposal	—	—	—	(1)	(1)
Transfers	—	—	(11)	11	—
Exchange	(18)	(14)	(3)	(2)	(37)
At December 31, 2019	1,624	2,083	150	87	3,944
Amortization
At January 1, 2019		(817)	(153)	(64)	(1,034)
Charge for the year		(214)	(27)	(8)	(249)
Disposal of Food & Specialty		146	60	6	212
Disposal		—	—	1	1
Exchange		5	3	2	10
At December 31, 2019		(880)	(117)	(63)	(1,060)
Net book value
At December 31, 2019	1,624	1,203	33	24	2,884
2020
Cost
At January 1, 2020	1,624	2,083	150	87	3,944
Additions	—	—	10	2	12
Impairment (Note 4)	—	—	(6)	(2)	(8)
Transfers	—	—	(6)	6	—
Exchange	58	73	2	12	145
At December 31, 2020	1,682	2,156	150	105	4,093
Amortization
At January 1, 2020		(880)	(117)	(63)	(1,060)
Charge for the year		(206)	(22)	(7)	(235)
Exchange		(33)	(3)	(6)	(42)
At December 31, 2020		(1,119)	(142)	(76)	(1,337)
Net book value
At December 31, 2020	1,682	1,037	8	29	2,756

Amortization expense of $235 million (2019: $233 million, 2018: $237 million) has been charged to the consolidated income statement of the Group in respect of continuing operations. An amortization expense of $nil (2019: $16 million, 2018: $28 million) has been charged to the consolidated income statement of the Group in respect of the discontinued operation.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Impairment

The Board has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment as at December 31, 2020 in accordance with IAS 36. In the year ended December 31, 2020 an impairment charge of $8 million (2019: $nil; 2018: $nil) has been recognized, which relates to the impairment of certain technology and software assets as further described in Note 4.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated is set out below. On this basis the Group’s CGUs are identified as follows:

	At December 31,
	2020	2019
	$'m	$'m
Metal Beverage Packaging Europe	618	566
Metal Beverage Packaging Americas	437	437
Glass Packaging Europe	67	61
Glass Packaging North America	560	560
Total Goodwill	1,682	1,624

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the value in use (“VIU”) model for the purposes of goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group also uses the fair value less costs of disposal (“FVLCD”) model in order to establish the recoverable amount being the higher of the VIU model and FVLCD model when compared to the carrying value of the CGU.

Impairment test for all CGU’s other than for Glass Packaging North America in 2020

For the 2020 and 2019 reporting periods, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The recoverable amount of the Glass Packaging North America CGU has been determined based on the value-in-use calculation for the 2019 reporting period.

The VIU model used the 2021 budget approved by the Board and a three-year forecast for 2022 to 2024 (2019 two-year forecast period). The budget and forecast results were then extended for a further one year period (2019: two-year period) making certain assumptions, including the profile between long-term depreciation and capital expenditure in addition to the how changes in input cost will impact customer pricing, in line with historic practice and contractual terms.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation and working capital.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

The discount rate applied to cash flows in the VIU model was estimated using our weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0% - 1.5% (2019: 1.0% - 1.5%).

A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

Impairment test for Glass Packaging North America in 2020

Management has determined the recoverable amount of the Glass Packaging North America CGU by assessing the fair value less cost of disposal (FVLCD) of the underlying assets using a market approach, on the basis that this gave a higher recoverable amount than an assessment based on Value in Use. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.

The key assumptions applied in the FVLCD calculation for the Glass Packaging North America CGU are, by their nature, subjective and include, FY21 projected revenue volumes, cost savings and the effects of future restructuring as part of estimating the projected Adjusted EBITDA from a market participant’s perspective. The market participant projected adjusted EBITDA was then multiplied by a multiple of 6.5x, based on comparable companies and also based on market transactions, which was then adjusted for selling costs. The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in an excess of the recoverable amount on the carrying value goodwill allocated to Glass Packaging North America in the year ended December 31, 2020.

A sensitivity analysis was performed on the FVLCD calculation by increasing and decreasing the market participant projected adjusted EBITDA by 5% and also, the multiple which was applied to the market participant projected adjusted EBITDA by 25 basis points respectively. The results of the sensitivity analysis did not result in an impairment charge.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

	Metal	Metal		Glass
	Beverage	Beverage	Glass	Packaging
	Packaging	Packaging	Packaging	North
	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%
2020
Carrying amount of goodwill	618	437	67	560
Excess of recoverable amount	1,950	1,732	4,244	86
Pre-tax discount rate applied	5.1	7.9	6.5	N/A
2019
Carrying amount of goodwill	566	437	61	560
Excess of recoverable amount	2,109	1,581	3,842	158
Pre-tax discount rate applied	5.1	8.5	6.5	7.2

Ardagh Group S.A.

Table of ContentsExhibit 99.1

10. Property, plant and equipment

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
	$'m	$'m	$'m	$'m
2019
Cost
At January 1, 2019, as reported	1,044	4,298	94	5,436
Impact of adoption of IFRS 16 on January 1, 2019 (Note 2)	193	78	19	290
At January 1, 2019	1,237	4,376	113	5,726
Additions	148	528	60	736
Disposals	(21)	(194)	(8)	(223)
Disposal of Food & Specialty	(337)	(1,443)	(39)	(1,819)
Impairment (Note 4)	—	(5)	—	(5)
Exchange	(9)	(26)	—	(35)
At December 31, 2019	1,018	3,236	126	4,380
Depreciation
At January 1, 2019	(264)	(1,750)	(34)	(2,048)
Charge for the year	(75)	(363)	(36)	(474)
Disposals	6	190	8	204
Disposal of Food & Specialty	55	530	21	606
Exchange	2	7	—	9
At December 31, 2019	(276)	(1,386)	(41)	(1,703)
Net book value
At December 31, 2019	742	1,850	85	2,677
2020
Cost
At January 1, 2020	1,018	3,236	126	4,380
Additions	69	507	51	627
Impairment (Note 4)	—	(6)	—	(6)
Disposals	(2)	(234)	(11)	(247)
Exchange	55	116	5	176
At December 31, 2020	1,140	3,619	171	4,930
Depreciation
At January 1, 2020	(276)	(1,386)	(41)	(1,703)
Charge for the year	(89)	(330)	(34)	(453)
Disposals	1	234	11	246
Exchange	(19)	(53)	(3)	(75)
At December 31, 2020	(383)	(1,535)	(67)	(1,985)
Net book value
At December 31, 2020	757	2,084	104	2,945

Depreciation expense of $438 million (2019: $408 million; 2018: $354 million) has been charged in cost of sales and $15 million (2019: $11 million; 2018: $8 million) in sales, general and administration expenses in respect of the continuing operations of the Group. Depreciation expense of $nil (2019: $53 million, 2018: $86 million) has been charged in cost of sales and $nil (2019: $2 million. 2018: $1 million) in sales, general and administration expenses in respect of the discontinued operation of the Group.

Construction in progress at December 31, 2020 was $304 million (2019: $173 million).

Included in property, plant and equipment is an amount for land of $196 million (2019: $185 million).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2019: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2020 in accordance with IAS 36. In the year ended December 31, 2020 an impairment charge of $6 million (2019: $5 million) has been recognized, which relates to the impairment of plant and machinery in Glass Packaging North America. Please refer to Note 4.

Right of Use assets – Net Book Value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
Net book value	$'m	$'m	$'m	$'m
At December 31, 2020	181	63	75	319
At December 31, 2019	178	71	66	315

The increase in the net carrying amount of the right-of use assets at December 31, 2020 is primarily the result of total additions to the right-of-use assets during the year ended December 31, 2020 of $87 million and exchange gains, offset by a depreciation charge of $93 million (Land and buildings: $55 million, Plant and machinery: $23 million, Office equipment, vehicles and other: $15 million).

The increase in net carrying amount of the right-of use assets at December 31, 2019 is primarily the result of existing finance leases as at December 31, 2018 of $29 million, the impact of adoption of IFRS 16 on January 1, 2019 of $290 million, total additions to the right-of-use assets during the year ended December 31, 2019 of $169 million, offset by an amount of $74 million de-recognized on the disposal of Food & Specialty and a depreciation charge of $76 million (Land and buildings: $41 million, Plant and machinery: $21 million, Office equipment, vehicles and other: $14 million).

During 2020, the continuing operations of the Group incurred variable lease expense of $64 million (2019: $67 million), primarily related to warehouse leases.

Operating lease commitments

The Group adopted IFRS 16 effective January 1, 2019, resulting in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position.

During 2018, the expense in respect of operating lease commitments was as follows:

Year ended December 31,
2018
$'m
Plant and machinery	22
Land and buildings	51
Office equipment and vehicles	17
90

Ardagh Group S.A.

Table of ContentsExhibit 99.1

At December 31, 2018, the Group had total commitments under non-cancellable operating leases which expired:

At December 31,
2018
$'m
Not later than one year	67
Later than one year and not later than five years	150
Later than five years	147
364

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2020	2019	2018
	$'m	$'m	$'m
Contracted for	148	77	118
Not contracted for	227	82	76
	375	159	194

11. Other non-current assets

At December 31, 2020, other non-current assets of $73 million (2019: $68 million) includes the receivable for the tax adjusted indemnity in respect of a U.S. glass business legal matter.

Other non-current assets also include $8 million (2019: $6 million) primarily relating to certain of the Group’s investment in its joint ventures, excluding the investment in Trivium, which is further discussed in Note 12.

12. Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium, which is incorporated in the Netherlands, with corporate offices in Amsterdam. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The following table provides aggregated financial information for Trivium as it relates to the amounts recognized by Ardagh in the income statement, statement of comprehensive income and statement of financial position.

	Period ended December 31,
	2020	2019
	$'m	$'m
Investment in joint venture	390	375
Loss for the period	(48)	(49)
Other comprehensive income	29	7
Total comprehensive loss	(19)	(42)

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Summarized financial information, as of the date these consolidated financial statements were authorized for issue, for Trivium for the twelve months ended and as at December 31, 2020 and for the two months ended and as at December 31, 2019, is set out below:

	Period ended December 31,
	2020 (i)	2019 (ii)
	$'m	$'m
Revenue	2,656	351
Expenses	(2,617)	(408)
Operating profit/(loss)	39	(57)
Net finance expense	(158)	(56)
Loss before tax	(119)	(113)
Income tax credit/(expense)	5	(1)
Loss after tax	(114)	(114)

(i)	The income statement for the period ended December 31, 2020 includes exceptional items of $35 million, in accordance with Ardagh accounting policy, of which $2 million is in respect of exceptional interest income. and $160 million of non-exceptional interest expense. Also included is depreciation and amortization of $285 million (inclusive of a measurement period adjustment of $19 million) and income tax credit of $5 million (inclusive of a measurement period adjustment of $6 million).
(ii)	The income statement for the two-month period ended December 31, 2019 includes $92 million in relation to exceptional items of which $31 million is in respect of exceptional interest expense. Also included is $25 million of non-exceptional interest expense.

	At December 31,
	2020	2019
	$'m	$'m
Non-current assets	4,644	4,109
Current assets (iii)	891	924
Total assets	5,535	5,033

Total equity	839	875
Non-current liabilities (iv)	3,892	3,444
Current liabilities (v)	804	714
Total liabilities	4,696	4,158
Total equity and liabilities	5,535	5,033

(iii)	Includes cash and cash equivalents of $0.2 billion.
(iv)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $3.8 billion.
(v)	Includes current financial liabilities (excluding trade and other payables and provisions) of $0.1 billion.

As at December 31, 2020, Trivium had net debt of $2.9 billion (2019: $2.8 billion).

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

	2020	2019
	$'m	$'m
Group's interest in net assets of joint venture at January 1, 2020 / November 1, 2019 (vi)	375	412
Share of total comprehensive loss	(19)	(42)
Exchange	34	5
Carrying amount of interest in joint venture - December 31	390	375

(vi)  The Group used a comparable market multiples approach as adjusted for debt in order to assess the fair value of its 42% initial equity investment in Trivium of $412 million.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

In respect of the Group’s equity accounted investment in Trivium, management has considered the carrying amount of the investment and concluded that it is fully recoverable as at December 31, 2020.

During the year ended December 31, 2020, Trivium management has updated the provisional fair values and useful lives for property, plant and equipment and intangible assets acquired upon formation of Trivium on October 31, 2019, resulting in measurement period adjustments that require recognition by Ardagh. As a result, the reported share of post-tax loss in equity accounted joint venture for the year ended December 31, 2020, includes adjustments for the two months ended December 31, 2019 related to depreciation and amortization, net of tax, arising from the revised fair values and useful lives determined for property, plant and equipment and intangible assets acquired. The impacts of these adjustments, on the reported share of post-tax loss in equity accounted joint venture is $6 million for the year ended December 31, 2020.

The Group is party to a Mutual Services Agreement (“MSA”) with Trivium, pursuant to which the Group and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of services, with appropriate segregation in place between the Group’s entities and Trivium.

The Group recognized net income of $19 million in respect of the MSA in the year ended December 31, 2020 respectively (December 31, 2019: $3 million).

At December 31, 2020, the Group had no significant related party balances outstanding with Trivium reflected within trade and other receivables and trade and other payables.

At December 31, 2019, as previously reported, the Group had related party balances outstanding with Trivium reflected within trade and other receivables of $40 million and trade and other payables of $9 million.

In May 2020, the Group, as lender, entered into a credit facility (the “Trivium Credit Facility”) with Trivium, as borrower. The amount under the Trivium Credit Facility is $57 million, which stepped down to $36 million on December 15, 2020. The Trivium Credit Facility matures on April 30, 2021, with an option to extend to October 31, 2021. At December 31, 2020, the amount outstanding under the Trivium Credit Facility was $nil.

13. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At January 1, 2019	432	(721)	(289)
Impact of adopting IFRS 16	14	(1)	13
Credited to the income statement (Note 6)	17	16	33
Charged to the income statement (Discontinued operation)	(12)	(1)	(13)
Credited to other comprehensive income	30	3	33
Exchange	1	3	4
Disposal of Food & Specialty	(76)	155	79
At December 31, 2019	406	(546)	(140)
(Charged)/credited to the income statement (Note 6)	(22)	26	4
Credited/(charged) to other comprehensive income	23	(6)	17
Exchange	13	(18)	(5)
At December 31, 2020	420	(544)	(124)

Ardagh Group S.A.

Table of ContentsExhibit 99.1

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2020	2019
	$'m	$'m
Tax losses	47	40
Employee benefit obligations	168	142
Depreciation timing differences	83	84
Provisions	72	74
Other	50	66
	420	406
Available for offset	(175)	(202)
Deferred tax assets	245	204
Intangible assets	(265)	(295)
Accelerated depreciation and other fair value adjustments	(239)	(206)
Other	(40)	(45)
	(544)	(546)
Available for offset	175	202
Deferred tax liabilities	(369)	(344)

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Tax losses	4	(4)	18
Employee benefit obligations	(2)	(11)	3
Depreciation timing differences	(5)	21	4
Provisions	(3)	(2)	(1)
Other deferred tax assets	(16)	1	12
Intangible assets	40	19	52
Accelerated depreciation and other fair value adjustments	(27)	(12)	(20)
Other deferred tax liabilities	13	8	(3)
	4	20	65

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $33 million (2019: $37 million) in respect of tax losses amounting to $131 million (2019: $146 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

14. Inventories

	At December 31,
	2020	2019
	$'m	$'m
Raw materials and consumables	303	299
Mold parts	52	50
Work-in-progress	13	19
Finished goods	555	596
	923	964

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 20). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2020 was not material (2019: not material; 2018: not material).

At December 31, 2020, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, is not material.

15. Trade and other receivables

	At December 31,
	2020	2019
	$'m	$'m
Trade receivables	632	516
Other receivables and prepayments	237	218
	869	734

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provision for impairment of trade receivables are as follows:

	2020	2019	2018
	$'m	$'m	$'m
At January 1, as reported	6	17	23
Impact of adoption of IFRS 9 on January 1, 2018	—	—	(4)
At January 1,	6	17	19
Provision for receivables impairment	5	7	2
Receivables written off during the year as uncollectible	(1)	—	(3)
Disposal of Food & Specialty	—	(18)	—
Exchange	1	—	(1)
At December 31,	11	6	17

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

As of December 31, 2020, trade receivables of $19 million (2019: $34 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Up to three months past due	14	28
Three to six months past due	4	1
Over six months past due	1	5
	19	34

16. Contract assets

The following table provides information about significant changes in contract assets:

	2020	2019
	$'m	$'m
At January 1,	151	160
Transfers from contract assets recognized at beginning of year to receivables	(148)	(155)
Increases as a result of new contract assets recognized during the year	133	175
Decrease due to disposal of Food & Specialty	—	(32)
Other (including exchange)	3	3
At December 31,	139	151

17. Cash and cash equivalents

	At December 31,
	2020	2019
	$'m	$'m
Cash at bank and in hand	382	598
Short term bank deposits	879	11
Restricted cash	6	5
	1,267	614

18. Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2019	18.66	217.7	236.36	23
Share issuance	0.01	–	0.01	–
At December 31, 2020	18.67	217.7	236.37	23

There were no material share transactions in the years ended December 31, 2020 and December 31, 2019.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

19. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The Group’s finance committee reviews and monitors the capital structure, financial policies and treasury function of the Company in addition to advising the board of directors on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the finance committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the servicing of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past and during the second quarter of 2020. The Group generates substantial cash flow from our operations on an annual basis. Cash and cash equivalents were increased during the second quarter and the Group also enhanced its capital structure by refinancing certain debt obligations, resulting in the Group having no Senior Secured Notes or Senior Notes maturing before 2025. The Group had $1,267 million in cash and cash equivalents and restricted cash as of December 31, 2020, as well as available but undrawn liquidity of $600 million under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. As at December 31, 2020 the ratio was 4.9.x (2019: 4.5x; 2018: 5.0x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2020, the Group’s external borrowings were 89.6% (2019: 88.1%) fixed, with a weighted average interest rate of 4.4% (2019: 4.6%; 2018: 5.4%). The weighted average interest rate for the Group for the year ended December 31, 2020 was 3.9% (2019: 4.0%; 2018: 5.0%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2020 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2019: $11 million).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to December 31, 2020, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2020 rate would decrease shareholders’ equity by approximately $10 million (2019: $4 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily aluminum and energy. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de-coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

As a result of the volatility of gas and electricity prices, the Group has either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers and/or banks, where there is no energy clause in the sales contract.

Where pass through contracts do not exist, the Group policy is to purchase gas and electricity by entering into forward price fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2020, the Group’s ten largest customers accounted for approximately 45% of total revenues (2019: 47%; 2018: 48%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

20. Financial assets and liabilities

The Group’s net debt was as follows:

	At December 31,
	2020	2019
	$'m	$'m
Loan notes	6,483	5,529
Other borrowings	378	381
Net borrowings	6,861	5,910
Cash and cash equivalents	(1,267)	(614)
Derivative financial instruments used to hedge foreign currency and interest rate risk	105	32
Net debt	5,699	5,328

The Group’s net borrowings of $6,861 million (2019: $5,910 million) are classified as non-current liabilities of $6,764 million (2019: $5,815 million) and current liabilities of $97 million (2019: $95 million) in the consolidated statement of financial position at December 31, 2020.

At December 31, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	539	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	969	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	546	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	599	07-Dec-22	Revolving	–	–	599
Lease obligations	Various	–		Amortising	–	366	–
Other borrowings/credit lines	Various	–	Rolling	Amortising	–	14	1
Total borrowings / undrawn facilities						6,975	600
Deferred debt issue costs and bond discounts/bond premium						(114)	–
Net borrowings / undrawn facilities						6,861	600
Cash and cash equivalents						(1,267)	1,267
Derivative financial instruments used to hedge foreign currency and interest rate risk						105	–
Net debt / available liquidity						5,699	1,867

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

The following table summarizes movement in the Group’s net debt:

	2020	2019
	$'m	$'m
Net increase in cash and cash equivalents per consolidated statement of cash flows	(653)	(84)
Increase/(decrease) in net borrowings and derivative financial instruments	1,024	(2,050)
Increase/(decrease) in net debt	371	(2,134)
Net debt at January 1,	5,328	7,462
Net debt at December 31,	5,699	5,328

The increase in net borrowings and derivative financial instruments primarily includes proceeds from borrowings of $4.1 billion (2019: $1.8 billion), repayments of borrowings of $3.3 billion (2019: $4.1 billion), a fair value loss on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.1 billion (2019: gain of $0.1 billion), foreign exchange loss on borrowings of $0.2 billion (2019: loss of $0.1 billion) and movements in lease obligations of $nil (2019: $0.3 billion), partly offset by an increase to cash and cash equivalents of $0.7 billion (2019: increase of $0.1 billion).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Maturity Profile

The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	—	—
Between one and three years	—	695
Between three and five years	1,526	832
Greater than five years	5,069	4,029
Total Senior Secured Notes and Senior Notes	6,595	5,556

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	97	95
Between one and three years	113	802
Between three and five years	1,588	900
Greater than five years	5,177	4,145
Total borrowings	6,975	5,942
Deferred debt issue costs and bond discounts/bond premium	(114)	(32)
Net Borrowings	6,861	5,910

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	2020	2019
	$'m	$'m
Not later than one year	99	88
Later than one year and not later than five years	212	219
Later than five years	152	159
	463	466

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2020	$'m	$'m	$'m
Within one year or on demand	402	104	1,449
Between one and three years	714	26	—
Between three and five years	2,112	—	—
Greater than five years	5,467	—	—

Ardagh Group S.A.

Table of ContentsExhibit 99.1

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2019	$'m	$'m	$'m
Within one year or on demand	363	17	1,519
Between one and three years	1,328	9	—
Between three and five years	1,345	35	—
Greater than five years	4,426	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2020	$'m	$'m	$'m	$'m
Loan notes	6,595	(112)	6,483	6,784
Global Asset Based Loan Facility and other borrowings	14	(2)	12	14
	6,609	(114)	6,495	6,798

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2019	$'m	$'m	$'m	$'m
Loan notes	5,556	(27)	5,529	5,752
Global Asset Based Loan Facility and other borrowings	22	(5)	17	22
	5,578	(32)	5,546	5,774

Financing activity

2020

On April 8, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025 and on April 9, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the notes were used to redeem in full a $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On June 2, 2020, the Group issued $1,000 million 5.250% Senior Notes due 2027. The notes are non-fungible mirror notes to the $800 million 5.250% Senior Notes due 2027, issued in August, 2019. The net proceeds from the issuance of the notes were used to repurchase, by means of a tender and consent offer, approximately $900 million of the $1,700 million 6.000% Senior Notes due 2025, together with applicable redemption premium and accrued interest.

On June 4, 2020, the Group issued $715 million add-on 4.125% Senior Secured Notes due 2026. The notes are an add-on to the $500 million 4.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the $695 million 4.250% Senior Secured Notes due 2022, together with applicable redemption premium and accrued interest.

On June 10, 2020, the Group issued €790 million 2.125% Senior Secured Notes due 2026. The notes are non-fungible mirror notes to the 2.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the €741 million 2.750% Senior Secured Notes due 2024, together with applicable redemption premium and accrued interest.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

On October 23, 2020, the Group launched a consent solicitation for consents from holders of the £400m 4.750% Senior Notes due 2027, to approve certain amendments to the Notes indentures. On November 4, 2020, the Group obtained majority consents in connection with this consent solicitation.

Lease obligations at December 31, 2020, of $366 million primarily reflect $86 million of new lease liabilities and $9 million of unfavorable foreign currency movements, partly offset by $93 million of principal repayments in the year ended December 31, 2020.

At December 31, 2020 the Group had $599 million available under the Global Asset Based Loan Facility.

2019

On August 12, 2019, the Group issued €440 million 2.125% Senior Secured Notes due 2026, $500 million 4.125% Senior Secured Notes due 2026, and $800 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of these notes were used to redeem on August 13, 2019 the $1,650 million 7.250% Senior Notes due 2024 and to pay applicable redemption premiums and accrued interest in accordance with their terms.

Following the completion of the combination of its Food & Specialty Metal Packaging business with the business of Exal, on October 31, 2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on November 28, 2019 notice was given to repurchase the following amounts, $20 million of the $715 million 4.250% Senior Secured Notes due 2022, €9 million of the €750 million 2.750% Senior Secured Notes due 2024, and €1 million of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On November 14, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023 and paid the applicable redemption premiums and accrued interest in accordance with their terms.

On November 29, 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest in accordance with their terms.

Lease obligations of $364 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019, as well as $169 million of new lease liabilities, partly offset by $84 million of lease liabilities divested at October 31, 2019, $78 million of principal repayments in continuing operations and $14 million of principal repayments in discontinued operation in the year ended December 31, 2019.

As at December 31, 2019, the Group had $663 million available under the Global Asset Based Loan Facility. During 2019, the Group reduced the facility size from $850 million to $700 million as a result of the disposal of the Food & Specialty Metal Packaging business.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2020			2019
	USD	EUR	GBP	USD	EUR	GBP
5.250% Senior Secured Notes due 2025	5.32%	—	—	—	—	—
4.125% Senior Secured Notes due 2026	4.32%	—	—	4.37%	—	—
2.125% Senior Secured Notes due 2026	—	2.33%	—	—	2.33%	—
2.125% Senior Secured Notes due 2026	—	3.29%	—
6.000% Senior Notes due 2025	5.97%	—	—	6.14%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	4.99%
5.250% Senior Notes due 2027	5.50%	—	—	5.50%	—	—
5.250% Senior Notes due 2027	6.42%	—	—	—	—	—
2.750% Senior Secured Notes due 2024	—	—	—	—	2.92%	—
4.250% Senior Secured Notes due 2022	—	—	—	4.52%	—	—
	Various Currencies
Lease obligations		5.27%			4.77%

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2020	2019
	$'m	$'m
Euro	1,549	1,411
U.S. dollar	4,687	3,909
British pound	583	559
Other	42	31
	6,861	5,910

The Group has the following undrawn borrowing facilities:

	At December 31,
	2020	2019
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	599	663
	600	664

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs. In the year ended December 31, 2019 the classification for all senior secured and senior notes was changed from Level 1 to Level 2 based on management’s assessment that quoted prices in the market for such debt securities are not regularly available.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

(ii)	Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) - The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	29	233	6	113
Cross currency interest rate swaps	10	233	115	1,300
Forward foreign exchange contracts	5	356	9	326
NYMEX gas swaps	1	12	—	10
At December 31, 2020	45	834	130	1,749

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	4	100	10	252
Cross currency interest rate swaps	3	600	35	913
Forward foreign exchange contracts	—	31	13	351
NYMEX gas swaps	—	3	3	24
At December 31, 2019	7	734	61	1,540

Derivative instruments with a fair value of $9 million (2019: $4 million) are classified as non-current assets and $36 million (2019: $3 million) as current assets in the consolidated statement of financial position at December 31, 2020. Derivative instruments with a fair value of $26 million (2019: $44 million) are classified as non-current liabilities and $104 million (2019: $17 million) as current liabilities in the consolidated statement of financial position at December 31, 2020.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi-annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Cross currency interest rate swaps

2020

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2020 of $105 million (December 31, 2019: $32 million net liability).

2019

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2019 of $32 million (December 31, 2018: $113 million net liability).

On February 15, 2019 the Group’s $200 million U.S dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S dollar to euro CCIRS on March 1, 2019.

On August 12, 2019, the Group terminated a number of CCIRS. The total fair value of these swaps at termination was $17 million and the cash receipt on these swaps was $23 million. The Group entered into a new $500 million U.S dollar to euro CCIRS on August 12, 2019.

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognized in the consolidated income statement due to ineffectiveness is $1 million (2019: $1 million; 2018: $nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX-quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded, and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2020 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $811 million (2019: $716 million) includes other employee benefit obligations of $117 million (2019: $101 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Other		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,403)	(1,318)	(194)	(176)	(892)	(830)	(29)	(25)	(2,518)	(2,349)
Assets	1,151	1,139	—	—	663	585	10	10	1,824	1,734
Net obligations	(252)	(179)	(194)	(176)	(229)	(245)	(19)	(15)	(694)	(615)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(27)	(28)	(38)
Cost of sales - past service credit/(charge) (Note 8)	8	54	(6)
SGA - current service cost (Note 8)	(4)	(3)	(4)
	(23)	23	(48)
Finance expense (Note 5)	(14)	(18)	(16)
	(37)	5	(64)
Discontinued operation	—	1	—
	(37)	6	(64)

Ardagh Group S.A.

Table of ContentsExhibit 99.1

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial gain/(loss) arising from changes in demographic assumptions	38	(4)	18
Actuarial (loss)/gain arising from changes in financial assumptions	(250)	(272)	116
Actuarial gain/(loss) arising from changes in experience	9	(23)	19
	(203)	(299)	153
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	147	203	(144)
Actuarial (loss)/gain for the year on defined benefit pension schemes	(56)	(96)	9
Actuarial (loss)/gain on other long term and end of service employee benefits	(12)	(6)	6
	(68)	(102)	15
Discontinued operation	—	(38)	(4)
	(68)	(140)	11

The actual return on plan assets was a gain of $191 million in 2020 (2019: $271 million gain; 2018: $96 million loss).

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
At January 1,	(2,349)	(2,503)	1,734	1,673
Interest income	—	—	44	54
Current service cost	(25)	(28)	—	—
Past service credit - net	3	62	—	—
Interest cost	(56)	(72)	—	—
Administration expenses paid from plan assets	—	—	(1)	(1)
Re-measurements	(203)	(351)	147	217
Obligations/(assets) extinguished on reclassification	32	—	(32)	—
Employer contributions	—	—	40	47
Benefits paid	130	151	(130)	(151)
Disposal of Food & Specialty	—	408	—	(123)
Exchange	(50)	(16)	22	18
At December 31,	(2,518)	(2,349)	1,824	1,734

The defined benefit obligations above include $203 million (2019: $182 million) of unfunded obligations. Interest income and interest cost above does not include interest cost of $2 million (2019: $3 million; 2018: $4 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $6 million (2019: $7 million) relating to other employee benefit obligations.

During the year ended December 31, 2019, as part of the 2019 Collective Bargaining Agreement, Glass Packaging North America successfully negotiated a process involving the hourly defined benefit pension plan, moving to a future service only plan. This resulted in the recognition of an exceptional gain of $37 million within the income statement for the year ended December 31, 2019. During December, 31 2020, the Group recognized an exceptional expense of $5 million in relation to the final step of the pension plan actions taken in the prior year.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

There was also an $8 million past service credit recognized in October 2019 in respect of the second step in the redesign of the pension scheme in Germany with the first step being in the year ended December 2018 where the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system.

During the year ended December 31, 2019, the net defined benefit obligations above also include a movement of $17 million relating to the disposed Food & Specialty Metal Packaging business which had a net defined obligation of $285 million at October 31, 2019. The above movements include $3 million current service costs, $8 million of a past service credit, $4 million net interest expense, $38 million of remeasurement losses and $14 million of benefits paid relating to the Food & Specialty Metal Packaging business.

During the year ended December 31, 2019, the Group elected to re-design the pension plans in Metal Beverage Packaging Germany, moving from a current defined benefit scheme into a contribution orientated scheme. This resulted in the recognition of a past service credit of $17 million in the year within the income statement. During the year ended December 31, 2020, the Group recognized an $8 million past service credit in respect of the second step of this redesign.

Plan assets comprise:

	At December 31,
	2020	2020	2019	2019
	$'m	%	$'m	%
Equities / multi strategy	1,121	61	1,107	65
Target return funds	256	14	267	15
Bonds	229	13	178	10
Cash/other	218	12	182	10
	1,824	100	1,734	100

The pension assets do not include any of the Company’s ordinary shares, securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Beverage Packaging Americas sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (“the Committee”) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014

Ardagh Group S.A.

Table of ContentsExhibit 99.1

in connection with the acquisition of Verallia North America. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Beverage Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German labor law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the years ended December 31, 2019 and 2018, the Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plans are trust-based U.K. funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Metal Beverage Packaging Europe. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated based on service to retirement, with members’ benefits based on final career earnings. There are two pension plans in place in Glass Packaging Europe. The pension plans relating to Glass Packaging Europe have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively. The U.K. pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plans are subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.75	2.90
Rates of increase in salaries	3.00	3.00	2.50	2.50	2.25	2.00
Discount rates	2.55	3.40	0.84 - 1.08	1.20 - 1.48	1.45 - 1.50	2.10 - 2.15

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	21	22	22	20	21
Life expectancy, future pensioners	23	23	25	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $204 million (2019: $186 million). If the discount rate were to increase

Ardagh Group S.A.

Table of ContentsExhibit 99.1

by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $182 million (2019: $166 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $65 million (2019: $56 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $68 million (2019: $63 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $67 million (2019: $61 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $71 million (2019: $69 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $80 million at December 31, 2020 (2019: $68 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2021 is $27 million (2020: $30 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Beverage Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2020
Active members	—	856	829	—	922	3,462
Deferred members	808	195	58	1,240	682	2,631
Pensioners including dependents	475	121	59	815	779	6,689
Weighted average duration (years)	20	20	21	21	19	12
2019
Active members	—	893	822	—	977	3,827
Deferred members	808	198	44	1,240	689	2,638
Pensioners including dependents	475	117	41	815	783	6,571
Weighted average duration (years)	19	21	20	21	17	12

The expected total benefit payments over the next five years are:

						Subsequent
	2021	2022	2023	2024	2025	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	133	130	132	135	137	654

The Group also has defined contribution plans; the contribution expense associated with these plans for 2020 was $47 million (2019: $40 million; 2018: $32 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2021 is $50 million (2020: $44 million).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Other employee benefits

	At December 31,
	2020	2019
	$'m	$'m
End of service employee benefits	3	2
Post-employment benefits	114	99
	117	101

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in Poland and Italy.

Post-employment benefit obligations comprise amounts due to be paid under post-retirement medical schemes in Glass Packaging North America and Metal Beverage Packaging Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22. Provisions

	At December 31,
	2020	2019
	$'m	$'m
Current	50	48
Non-current	55	29
	105	77

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At January 1, 2019	20	101	121
Provided	16	90	106
Released	(1)	(18)	(19)
Paid	(21)	(89)	(110)
Disposal of Food & Specialty	(9)	(11)	(20)
Exchange	—	(1)	(1)
At December 31, 2019	5	72	77
Provided	1	49	50
Released	(1)	(7)	(8)
Paid	(1)	(15)	(16)
Exchange	—	2	2
At December 31, 2020	4	101	105

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, tax deferrals arising from the CARES Act and specifically in Glass Packaging North America, workers’ compensation provisions. In addition to the aforementioned, provisions also include non-current amounts in respect of annual, long-term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $17 million. Current amounts in respect of long term incentive programs are included in trade and other payables.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2021. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

23. Trade and other payables

	At December 31,
	2020	2019
	$'m	$'m
Trade payables	1,137	1,166
Other payables and accruals	275	288
Other tax and social security payable	130	109
Payables and accruals for exceptional items	37	65
	1,579	1,628

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

24. Cash generated from operating activities

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) from continuing operations	13	(284)	(292)
Income tax charge (Note 6)	10	44	18
Net finance expense (Note 5)	338	659	479
Depreciation and amortization (Notes 9, 10)	688	652	599
Exceptional operating items (Note 4)	58	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	48	49	—
Movement in working capital	(31)	105	(9)
Transaction-related, start-up and other exceptional costs paid	(86)	(87)	(92)
Exceptional restructuring paid	(1)	(12)	(23)
Cash generated from continuing operations	1,037	1,179	991

Ardagh Group S.A.

Table of ContentsExhibit 99.1

25. Business combinations and disposals

On October 31, 2019, the Group completed the combination of Food & Specialty Metal Packaging business with the business of Exal to form Trivium. Consequently, Food & Specialty Metal Packaging business has been accounted for as a discontinued operation in the year ended December 31, 2020 and 2019 and the previous year has been represented accordingly below.

Results of discontinued operation

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Revenue	–	2,003	2,421
Expenses	–	(1,769)	(2,197)
Profit before tax	–	234	224
Income tax charge	–	(19)	(26)
Profit from discontinued operation after tax	–	215	198
Gain on disposal of discontinued operation, net of costs of disposal and tax	22	1,527	–
Profit from discontinued operation	22	1,742	198

Total comprehensive income from discontinued operation	22	1,741	163

Basic and diluted earnings per share from discontinued operation	$0.09	$7.37	$0.84

In 2019, the Group recognized a significant gain on the transaction on closing, which is detailed below. During the year ended December 31, 2020, the Group recognized a credit of $22 million, primarily as a result of a gain arising from the remeasurement of consideration for the disposal.

The cash consideration and the net assets disposed in the transaction were as follows:

Year ended December 31,
2019
$'m
Cash consideration	2,573
42% equity investment in Trivium	412
2,985

Non-current assets	1,717
Current assets	805
Total assets	2,522

Non-current liabilities	542
Current liabilities	555
Total liabilities	1,097
Net assets disposed	(1,425)

Cumulative foreign currency translation adjustments	(27)
Gain on disposal of discontinued operation	1,533

Ardagh Group S.A.

Table of ContentsExhibit 99.1

The net cash flow relating to the disposal is summarized below:

	2020	2019
	$'m	$'m
Cash consideration	32	2,573
Cash and cash equivalents disposed	–	(18)
Net proceeds from disposal *	32	2,555

* Please refer to the proceeds from disposal of discontinued operation, net of cash disposed of, as presented on the consolidated statement of cashflows.

26. Dividends

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend: $0.14 per share (Prior years: $0.14 per share)	(33)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(36)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(35)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(35)	(33)	(33)
	(139)	(132)	(132)

●	On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.
●	On April 22, 2020, the Company declared a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 17, 2020 to shareholders of record on June 3, 2020.
●	On July 22, 2020 the Company declared a cash dividend of $0.15 per common share. The dividend of $35 million was paid on October 1, 2020 to shareholders of record on September 17, 2020.
●	On October 21, 2020 the Company declared a cash dividend of $0.15 per common share. The dividend of $35 million was paid on December 16, 2020 to shareholders of record on December 2, 2020.
●	On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $35 million will be payable on April 1, 2021 to shareholders of record on March 18, 2021.

27. Related party information

(i)	Interests of Paul Coulson

As of February 24, 2021, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2020, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A..

Ardagh Group S.A.

Table of ContentsExhibit 99.1

(iii)	Common directorships

Four of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Gerald Moloney and Hermanus Troskie) also serve as directors in the Yeoman group of companies. With the exception of Abigail Blunt, Oliver Graham, The Rt. Hon. the Lord Hammond of Runnymede, Damien O’Brien and Edward White, all of the directors of Ardagh Group S.A. are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

The Group’s interests held in joint ventures are related parties and these are set out in further detail in notes 11 and 12. Transactions with joint ventures were not material for any of the years presented.

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $8 million (2019: $5 million, 2018: $1 million).

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Salaries and other short-term employee benefits	18	14	10
Post-employment benefits	1	—	1
	19	14	11
Other compensation	1	6	—
	20	20	11

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 21.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2020.

(viii)	Toggle / PIK Notes

In November 2019, ARD Finance S.A. issued the Toggle Notes to, among other things, refinance certain toggle notes issued by it in September 2016 (the "September 2016 Toggle Notes") and certain PIK notes issued by ARD Securities Finance SARL in January 2018 (“January 2018 PIK Notes”).  Certain directors of the Company that held September 2016 Toggle Notes and January 2018 PIK Notes prior to the refinancing acquired and hold Toggle Notes issued in the refinancing.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

(ix) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2020.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Glass Italy S.r.l.	Italy	Glass Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Beverage Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Glass Packaging USA Inc. *	United States	Glass Packaging

*Ardagh Glass Packaging Inc. is the Group’s subsidiary which is acquiring the Longhorn glass manufacturing facility located in Houston, Texas. The transaction is subject to regulatory approval and is expected to complete in the first quarter of 2021.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

28. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the operation of installations for manufacturing of container glass;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision or indemnification liability has been recognized.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Other information

COVID-19

The COVID-19 global pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways including as a result of the impact of reduced global economic activity which resulted in lower demand for some of our customers’ products and, therefore, certain of the products we manufacture.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

During the year ended December 31, 2020 our Glass business, in particular, was affected, and experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales. The impact was particularly evident in the second quarter of the year. Gradual relaxation of governmental measures to prevent the spread of the virus, in the second half of the year ended December 31, 2020 resulted in a sequential improvement in customer demand for our Glass packaging products.

COVID-19 may continue to have an adverse affect on our business and operations, including potential disruptions to our supply chain and workforce.  Although our production has not been significantly impacted to date, our plants may be required to curtail or cease production in order to respond to any future measures which may arise in order to prevent the spread of COVID-19.  In addition, the pandemic may in the future impact on capital markets which could impact our cost of borrowing. During the year ended December 31, 2020, incremental COVID-19 related costs, including safety and cleaning costs, were incurred throughout the Group.

The ultimate significance of the disruptions arising as a result of COVID-19, including the extent of their adverse impact on our financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that we serve and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs and the related impact on macroeconomic activity and consumer behavior.

Our response to the COVID-19 pandemic across our business operations can be summarized as follows, in addition to our assessment of Going Concern and availability liquidity as outlined in Note 2 and Note 19, respectively:

Business Continuity

We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments issued guidance, we received equivalent designations in all other countries where we operate. We have and will continue to manage our capacity in response to the evolution of demand for the products we manufacture.

Employee health and safety

The health and safety of our 16,400 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of COVID-19. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response. Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including temperature screening and increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

30. Events after the reporting period

Combination of Ardagh Metal Packaging with Gores Holdings V

On February 22, 2021, the Group entered into a business combination agreement with Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group (“Gores Holdings V”) for the purpose of effecting a merger, acquisition, or similar business combination, under which Gores Holdings V will combine with Ardagh’s metal packaging business that will be held by an Ardagh wholly owned subsidiary, Ardagh Metal Packaging S.A. (“Ardagh Metal Packaging” or “AMP”) to create an independent, pure-play beverage can business, public company. AMP also announced its intention to apply to list its shares on the NYSE.

AMP will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a particular focus on The Americas and Europe. Headquartered, in Luxembourg, the business supplies sustainable and infinitely-recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020. AMP will be a global leader in the supply of sustainable and infinitely-recyclable beverage cans that has a leading presence in the Americas and Europe and is the second-largest beverage can producer in Europe and the third-largest in North America and Brazil.

Additional investors have committed to participate in the proposed business combination by purchasing 60 million shares of AMP for an aggregate purchase price of $600 million in a private placement at $10.00. In connection with the transactions, AMP intends to raise new debt of approximately $2.65 billion, (approximately $2.3 billion net). Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by AMP, will be used to pay up to $3.4 billion in cash to Ardagh, as well as to pay transaction expenses. Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, Ardagh will retain an equity interest in the Company of approximately 80%, the investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%. Ardagh intends to remain a committed, long-term majority shareholder of AMP. The cash proceeds from the transactions will be used to reduce net debt at Ardagh.

The proposed business combination, which has been unanimously approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the second quarter of 2021, subject to receipt of Gores Holdings V stockholder approval, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions and the satisfaction or waiver of other customary closing conditions.

Dividend Declared

On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. Please see Note 26.

Ardagh Group S.A.

Table of ContentsExhibit 99.1

31. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for Ardagh Group S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries and joint ventures are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the company financial information set out below is presented in euro.

i)	Statement of financial position

	At December 31,
	2020	2019
	€'m	€'m
Non-current assets
Investments in subsidiary undertakings	2,484	2,484
Investments in joint venture	371	371
	2,855	2,855
Current assets
Amounts receivable from subsidiary undertakings	13	88
	13	88
Total assets	2,868	2,943
Equity attributable to owners of the parent
Issued capital	22	22
Share premium	1,092	1,092
Legal reserve	2	2
Capital contribution	431	431
Retained earnings	1,307	1,394
Total equity	2,854	2,941
Current liabilities
Amounts payable to subsidiary undertakings	12	—
Other payables	2	2
	14	2
Total liabilities	14	2
Total equity and liabilities	2,868	2,943

Ardagh Group S.A.

Table of ContentsExhibit 99.1

ii)	Statement of comprehensive income

	Year ended December 31,
	2020	2019	2018
`	€'m	€'m	€'m
Dividend income	15	89	110
Other external charges	(2)	(3)	(1)
Finance expense	(1)	(1)	(1)
Profit before tax and gain on disposal of investment	12	85	108
Income tax	—	—	—
Gain on disposal of investment *	23	1,164	—
Profit and total comprehensive income for the year	35	1,249	108

* The gain recognized in the Company for the years ended December 31, 2020 and 2019, relates to the divestment of the Food & Specialty Metal Packaging business completed on October 31, 2019 and the recognition of shares issued to the Company by Trivium Packaging B.V. as part consideration for the disposal. See Note 25 to the consolidated financial statements for further detail.

iii)	Statement of cash flows

	Year ended December 31,
	2020	2019	2018
	€'m	€'m	€'m
Cash flows from operating activities
Cash used in operations	(2)	(3)	(1)
Tax paid	—	—	(1)
Increase/(decrease) in payables	—	1	(6)
Net cash used in operating activities	(2)	(2)	(8)
Cash flows from investing activities
Proceeds from disposal of investment	34	2,307	—
Receipt/(repayment) of loans from subsidiary undertakings	75	(1,601)	9
Contribution to subsidiary undertaking **	—	(675)	—
Dividends received	15	89	110
Net cash received from investing activities	124	120	119
Cash flows from financing activities
Dividends paid	(122)	(118)	(112)
Net cash outflow from financing activities	(122)	(118)	(112)
Net decrease in cash and cash equivalents	—	—	(1)
Cash and cash equivalents at the beginning of the year	—	—	1
Cash and cash equivalents at the end of the year	—	—	—

** In November 2019, the company made a capital contribution of €675 million into Ardagh Packaging Group Limited, a wholly owned subsidiary. Ardagh Packaging Group Limited is an Irish registered company that acts as an intermediate holding company for the

Ardagh Group.

iv)	Amounts payable to subsidiary undertakings

Amounts payable to subsidiary undertakings at December 31, 2020 are unsecured, interest free and payable on demand (2019: nil).

v)	Maturity analysis of the Company’s borrowings

At December 31, 2020, the Company had €nil borrowings (2019: €nil).

Ardagh Group S.A.

Table of ContentsExhibit 99.1

vi)	Distributions paid and received

During the year ended December 31, 2020 the Company received a dividend of €15 million (2019: €89 million, 2018: €110 million) from a subsidiary company. The Company also paid a dividend to its equity holders of €122 million (2019: €118 million, 2018: €112 million).

vii)	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2019 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2020 (2019: €nil).

viii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2020	2019	2018
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	35	1,249	108
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(4)	78	(191)
Consolidated IFRS profit/(loss) for the year	31	1,327	(83)

	At December 31,
	2020	2019	2018
	€'m	€'m	€'m
IFRS equity reconciliation:
Parent only—IFRS equity	2,854	2,941	1,808
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,149)	(3,128)	(3,127)
Consolidated—IFRS equity	(295)	(187)	(1,319)

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	40	1,400	128
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(5)	58	(222)
Consolidated IFRS profit/(loss) for the year	35	1,458	(94)

	At December 31,
	2020	2019	2018
	$'m	$'m	$'m
IFRS equity reconciliation:
Parent only—IFRS equity	3,502	3,304	2,064
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,864)	(3,520)	(3,574)
Consolidated—IFRS equity	(362)	(216)	(1,510)

Ardagh Group S.A.

Table of ContentsExhibit 99.1

Ardagh Group S.A.